

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2013

Via E-mail
Colleen Hennessy
Bank of Montreal
111 West Monroe Street, P.O. Box 755
Chicago, Illinois 60690

> **Re:** **Bank of Montreal**
> **Registration Statement on Form F-3**
> **Filed July 3, 2013**
> **File No. 333-189814**

Dear Ms. Hennessy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that it is not appropriate to qualify the disclosure in your filing by reference to statutes, regulations, or other sources. Please revise your disclosure to eliminate such qualifications and indicate that all material information is contained in the prospectus supplement and related exhibits.

2. We note that BMO Covered Bond Guarantor Limited Partnership, as co-registrant, has not also filed this registration statement with its own CIK number. Please revise with your next amended filing.

3. We note that you reference, but did not include, a form of Prospectus Supplement in your Form F-3. Please be aware that we need to review the form of Prospectus Supplement in order to complete a review of the Prospectus, as well as confirm compliance with Regulation AB disclosure requirements. Please amend your filing accordingly. Refer to

Item 1103(a) of Regulation AB for a list of items that should be included in a prospectus summary.

4. Please ensure that you have provided all of the information required under Items 1105(b) and 1111 (including paragraphs (b) and (c)) of Regulation AB. It appears you are missing disclosure relating to, without limitation, delinquencies, obligor credit quality and material pool characteristics. Please revise accordingly or advise.

5. Please ensure that you have provided all of the information required under Item 1104(e) of Regulation AB. It appears you are missing disclosure required by Exchange Act Rule 15Ga-1(a). Please revise accordingly or advise.

Forward-Looking Statements, page 3

6. Please revise this section to clearly state that the "safe harbor" provisions will not apply to statements made by the Guarantor.

Summary, page 7

7. We note your use of acronyms here and throughout the prospectus. Please define acronyms upon first use.

Program Structure Diagram, page 10

8. Please revise your program structure diagram to indicate who will receive and who will pay the interest (if any) on the covered bonds once they have been issued and sold.

Summary of the Covered Bond Program, page 11

9. We note your reference at the top of page 13 to "Condition 5" and similar references throughout the prospectus. Please clarify that these "Conditions" are part of the Terms and Conditions of the Covered Bonds, as listed on page 58.

Taxation, page 15

10. Please provide a cross-reference, where appropriate, to your discussion of who qualifies as a "specified shareholder" on page 211.

Status of the Covered Bonds, page 16

11. Please revise your disclosure here and on page 54 to clarify the "certain limited circumstances" in which the covered bonds would not constitute deposits.

Risk Factors, page 20

12. We note that certain of your risk factor subcaptions do not adequately describe the risk discussed, as required by Item 503(c) of Regulation S-K. Please revise the following subcaptions to provide a clear statement of the risk presented:

- Bankruptcy or Insolvency Risk (page 28);
- Risks particular to ReadiLine Loans (page 33);
- Changes of law (page 38);
- Exchange rate risks and exchange controls (page 40);
- Interest rate risks (page 41);
- Canadian usury laws (page 43); and
- Interest of Dealers (page 44).

13. Please revise your risk factor disclosure where appropriate to discuss risks related to the following:

- The Bond Trustee not being obligated to serve an Issuer Acceleration Notice on the Bank or Guarantor Acceleration Notice on the Guarantor;
- The Bond Trustee not being required to seek enforcement of the provisions of the Trust Deed and the covered bonds; and
- Reliance on the Bank as the swap provider, including any related conflicts, if applicable.

Risks relating to the covered bonds generally, page 20

The Guarantor may not be able to sell Loans prior to maturity . . . , page 25

14. Please revise to explain when the sale of Selected Loans will be subject to the prior written approval of the Bond Trustee or will require the Bond Trustee to release the Loans and their Related Security. We note your disclosure on page 146.

Reliance on certain transaction parties, page 26

The Guarantor and the covered bondholders place significant reliance . . . , page 26

15. We note your reference here and elsewhere to minimum credit ratings required to be maintained by the Bank. Please revise to clarify these minimum credit ratings.

Limitations on recourse to the Seller…, page 34

16. We note your disclosure that the Guarantor will be entitled to require the Seller to repurchase the Loan and Related Security. Please revise to discuss why the Guarantor

might not require the Seller to repurchase the Loan and Related Security and any associated risks.

Interest obligations may be greater than the monthly installment…, page 37

17. At the end of this discussion please clarify the risk that increased interest obligations pose to covered bond investors specifically.

Issuance of covered bonds in book-entry form…, page 40

18. Please expand your disclosure to identify some of the types of investors that may not be able to hold securities in book-entry form and to explain the impact of book-entry issuance on pledging.

Description of the Covered Bonds, page 54

General, page 54

19. We note your disclosure that you may issue covered bonds in amounts that exceed the total amount specified on the cover of the prospectus supplement at any time without the consent of the holders of covered bonds and without notifying them. Please tell us whether you would amend your prospectus supplement or file a new prospectus supplement.

Pre-Maturity Liquidity, page 56

20. Please describe the "certain actions" that the Guarantor is required to undertake upon the failure or breach of the Pre-Maturity Test.

Valuation Calculation, page 57

21. Please revise your disclosure to state how often the Guarantor is required to perform the Valuation Calculation.

Terms and Conditions, page 57

Condition 7 (Taxation), page 59

22. Please provide a brief summary of the "certain conditions" in which the Bank will not pay additional amounts sufficient so that the holder will receive the same net amount that would have been received absent the tax or other duty, assessment or charge.

Condition 14 (Meetings of Covered Bondholders…), page 60

23. Please provide a brief summary of the "certain modifications" that the Bond Trustee, the Guarantor and the Bank may agree to without the consent of holders of covered bonds of any series.

Terms and Conditions of the Covered Bonds, page 61

4.1 Interest on Fixed Rate Covered Bonds, page 66

24. We note that the term "Broken Amount" will be defined in the applicable prospectus supplement; however, please revise your disclosure on pages 66 and 226 to generally describe the term.

Summary of the Principal Documents, page 106

25. We note your use of defined terms in this section to refer to various participants in the covered bond program, such as the Cash Manager, Account Manager, Account Bank, GDA Provider, Interest Rate Swap Provider, and Covered Bond Swap Provider. Please revise your discussion of each agreement as appropriate to clarify the various roles that will initially be performed by the Bank.

Prospectus Supplement, page 106

26. We note your statement that "a review by the Bank of randomly selected Loans in the Portfolio will be described in the prospectus supplement," which contemplates a review of the loans. Please include, in a form of Prospectus Supplement, a description of the asset review process that will be undertaken. Refer to Securities Act Rule 193 and Item 1111(a)(7) of Regulation AB.

Mortgage Sale Agreement – ReadiLine Accounts, page 118

27. We note your statement that the Bank expects that the Portfolio will from time to time include ReadiLine loans. Please include disclosure in the appropriate location of the percentage of the value of the covered bond portfolio loans that are ReadiLine loans.

Mortgage Sale Agreement – Repurchase of Loans, page 125

28. Since the Guarantor is an affiliate of the Bank, please include a discussion of the conflicts associated with the repurchase provisions given that the Seller, which may be the Bank or another affiliate of the Bank, is the obligated party to repurchase.

Mortgage Sale Agreement – Defaulted Loans, page 126

29. Since the Cash Manager is the Bank, please include a discussion of the conflicts associated with the identification of Defaulted Loans in the Portfolio given that the Seller, which may be the Bank or another affiliate of the Bank, is the obligated party to repurchase.

Covered Bond Swap Agreement, page 153

30. Please revise to describe the "other risks" against which this agreement provides a hedge.

Standby Bank Account Agreement, page 158

31. Please revise this section to name the Standby Account Bank and Standby GDA Provider. Also, please reconcile your use of the terms "Stand-by" GDA Provider and the "Standby" GDA Provider.

Guaranteed Deposit Account Contract, page 160

32. Please revise this section and the following section to clarify the interest rates applicable to your guaranteed deposit account and stand-by guaranteed deposit account.

Portfolio, page 181

33. Please include a discussion of the process and criteria for selecting loans for sale to the Guarantor for inclusion in the Portfolio, and for selecting Randomly Selected Loans and Selected Loans for sale by the Guarantor. Refer to Item 1111(a)(4) of Regulation AB.

Characteristics of the Loans, page 181

34. We note your statement that mortgage loans originated by the Bank are secured by a first mortgage on the related residential property and are full recourse against the borrowers, subject to exceptions in Alberta and Saskatchewan. Please include disclosure of the percentage of the value of the covered bond portfolio loans that are related to residential properties in Alberta and Saskatchewan.

35. We note your statement that the Bank may make more than one mortgage loan and provide home equity lines of credit to a borrower under a single loan agreement, in which case such loan and home equity line of credit will be subject to cross-default. Please include disclosure of the percentage of the value of the covered bond portfolio loans that are subject to cross-default provisions.

Loan Origination and Lending Criteria – Credit Adjudication, page 185

36. We note your disclosure that any consumer credit decision that is not an ALD-generated approval, and all mortgage specialist loans, are adjudicated by the Bank's Credit Department. Please revise, where appropriate, to comply with Item 1111(a)(8).

Description of the Canadian Registered Covered Bond…, page 190

37. Please revise your disclosure to define the capitalized term "Registry," as used on pages 190 and 192.

38. We note your statement that the Guarantor may hold substitute assets that may consist of securities and repos of securities. Note that if you contemplate including securities in the portfolio, consideration must be given to whether the registration of those securities would be required under the Securities Act of 1933. Please confirm that you will file a new registration statement if the portfolio includes securities that would require registration due to their inclusion in the covered bond portfolio.

Glossary, page 223

39. Please eliminate references in this section to exhibits or outside sources such as "as set out in Schedule 1 to the Trust Deed," or "each as defined in each of the Swap Agreements."

Item 9. Exhibits, page II-3

40. Please file the exhibits with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ramin Olson at (202) 551-3331 or Laura Crotty at (202) 551-3563 with any questions you may have.

Sincerely,

/s/ Laura Crotty for

Suzanne Hayes
Assistant Director